Exhibit (e)(33)

BRODSKY & SMITH, LLC
Evan J. Smith (PA Bar No. 79032)
Marc L. Ackerman (PA Bar No. 56294)
Two Bala Plaza, Suite 602
Bala Cynwyd, PA 19004
Tel: (610) 667-6200

IN THE COURT OF COMMON PLEAS OF
CHESTER COUNTY, PENNSYLVANIA

WILLIAM PEARSON, II, on behalf of himself	)
and all others similarly situated,	)	Case No.
4813 Patton Ridge Ct.	)
Raleigh, NC	)	VERIFIED CLASS ACTION
	)	COMPLAINT
Plaintiff,	)
)
vs.	)
)
)
ADOLOR CORPORATION,	)
700 Pennsylvania Drive,	)
Exton, PA 19341,	)
)
DAVID MADDEN	)
210 Wood Road	)
Mount Kisco, NY 10549,	)
)
MICHAEL R. DOUGHERTY,	)
107 Rossmore Drive	)
Malvern, PA 19355,	)
)
ARMANDO ANIDO	)
501 Dorset Road	)
Apt. A	)
Devon, PA 19333,	)
)
GEORGES GEMAYEL	)
11 Meachen Lane	)
Sudbury, MA 01776,	)
)
PAUL GODDARD, PH.D.,	)
13502 Pierce Road	)
Saratoga, CA 95070,	)
)

GEORGE V. HAGER, JR.	)
1345 Fenimore Lane	)
Gladwyne, PA 19035,	)
)
GUIDO MAGNI, MD, PH.D.,	)
Aravis SA	)
Merkurstrasse 70)
CH-8032 Zurich Switzerland,	)
)
CLAUDE H. NASH, PH.D.	)
2400 Beaver Hill Road	)
Chester Springs, PA 19425,	)
)
DONALD E. NICKELSON	)
8795 West Orchid Island Circle	)
Vero Beach, FL 32963,	)
)
CUBIST PHARMACEUTICALS, INC.	)
65 Hayden Avenue	)
Lexington, MA 02421, and	)
)
FRD ACQUISITION CORPORATION,	)
c/o The Corporation Trust Company	)
Corporation trust Center	)
1209 Orange Street	)
Wilmington, DE 19801)
Defendants.	)

NOTICE

You have been sued in court. If you wish to defend against the claims set forth in the following pages, you must take action within twenty (20) days after this complaint and notice are served, by entering a written appearance personally or by attorney and filing in writing with the court your defenses or objections to the claims set forth against you. You are warned that if you fail to do so the case may proceed without you and a judgment may be entered against you by the court without further notice for any money claimed in the complaint or for any other claim or relief requested by the plaintiff. You may lose money or property or other rights important to you.

YOU SHOULD TAKE THIS PAPER TO YOUR LAWYER AT ONCE IF YOU DO NOT HAVE A LAWYER OR CANNOT AFFORD ONE, GO TO OR TELEPHONE THE OFFICE SET FORTH BELOW TO FIND OUT WHERE YOU CAN GET LEGAL HELP.

CHESTER COUNTY BAR ASSOCIATION
LAWYER REFERRAL AND INFORMATION SERVICE
15 W. GAY STREET, P.O. BOX 3191
WEST CHESTER, PA 19381-3191
Telephone: 610 692-1889

AVISO

Le han demandado a usted en la corte. Si used quiere defenderse de estas demandas expuestas en las paginas siguientes, usted tiene veinte (20) dias de piazo al partir de la fecha de la demanda y la notificacion. Hace falta asentar una comparesencia escrita o en persona o con un abogado y entregar a la corte en forms escrita sus defensas o sus objeciones a las demandas en contra de su persona. Sea avisado que si usted no se defiende, la corte tomara medidas y puede continuar la demanda en contra suya sin previo aviso o notificacion. Ademas, la corte puede decidir a favor del demandante y requiere que usted cumpla con todas las provisiones de esta demanda. Usted puede perder dinero o sus propiedades u otros derechos importantes para usted.

LLEVE ESTA DEMANDA A UN ABOGADO INMEDIATAMENTE. SI NO TIENE ABOGADO O SI NO TIENE EL DINERO SUFICIENTE DE PAGAR TAL SERVICIO, VAYA EN PERSONA O LLAME POR TELEFONO A LA OFICINA CUYA DIRECCION SE ENCUENTRA ESCRITA ABAJO PARA AVERIGUAR DONDE SE PUEDE CONSEGUIR ASISTENCIA LEGAL.

ASOCIACION DE LICENCIADOS DE CHESTER COUNTY
SERVICIO DE REFERENCIA E INFORMACION LEGAL
15 W. GAY ST., P.O. BOX 3191
WEST CHESTER, PA 19381-3191
TELEFONO: 610 692-1889

PLAINTIFF’S VERIFIED CLASS ACTION COMPLAINT

Plaintiff William Pearson, II, (“Plaintiff”), by his attorneys, on behalf of himself and those similarly situated files this action against the defendants and alleges upon information and belief, except for those allegations that pertain to it, which are alleged upon personal knowledge, as follows:

1.                                       Plaintiff bring this shareholder class action on behalf of himself and all other public shareholders of Adolor Corporation (“Adolor” or the “Company”) against Adolor’s Board of Directors (the “Board” or the “Individual Defendants”), for breaches of fiduciary duties, and against Cubist Pharmaceuticals, Inc., (“Cubist”) and its wholly owned subsidiary, FRD Acquisition Corporation (“Merger Sub”) for aiding such breaches of fiduciary duties. Plaintiff’s claims concern and arise from the Agreement and Plan of Merger between the Company, Cubist and Merger Sub dated October 24, 2011 (the “Merger Agreement”) which contemplates that Cubist will acquire all of the outstanding shares of common stock of the Company by means of a tender offer (the “Tender Offer”) and second step merger (the “Merger”) for $4.25 per Share in cash (the “Closing Amount”), plus one contingent payment right for each Share (a “CPR”), which shall represent the right to receive up to $4.50 in cash subject to the fulfillment of certain conditions and/or the attainment of certain milestones (the “Proposed Transaction”).

2.                                       The Individual Defendants breached their fiduciary duties by agreeing to the Proposed Transaction for inadequate consideration which significantly undervalues the Company and includes more than half of the consideration in a nontransferable Contingent Payment Right that may only pay out after many years and many regulatory hurdles, some of which are not even in the control of Cubist. Notably, the present consideration offered in the Proposed Transaction is a discount to the target price set by equity analysts following Adolor. Furthermore, the

Company has recently cleared numerous regulatory hurdles with respect to the continuing development of its drugs in clinical trial stages.

3.                                  The Individual Defendants further breached their fiduciary duties by agreeing to lock up the Proposed Transaction with deal protection devices that preclude other bidders from making a successful competing offer for the Company. Pursuant to the Merger Agreement, the Board agreed to: (i) a strict no-solicitation provision that prevents the Company from soliciting other potential acquirers or even continuing discussions and negotiations with potential acquirers; (ii) a provision that requires the Company to pay Cubist a termination fee of $10 million in order to enter into a transaction with a superior bidder; and (iii) enter into tender and voting agreements with officers/directors of the Company to support the Proposed Transaction and tender their shares in the tender offer. These provisions substantially and improperly limit the Board’s ability to act with respect to investigating and pursuing superior proposals and alternatives including a sale of all or part of Adolor.

4.                                  Accordingly, this action seeks to enjoin the Proposed Transaction and compel the Individual Defendants to properly exercise their fiduciary duties to Adolor’s shareholders.

5.                                  Plaintiff alleges that he, along with all other public shareholders of Adolor common stock, are entitled to enjoin the Proposed Transaction or, alternatively, to recover damages in the event that the Proposed Transaction is consummated.

THE PARTIES

6.                                  Plaintiff William Pearson, II is a citizen of the United States and resident of North Carolina. He is, and at all relevant times hereto was, a shareholder of Adolor.

7.                                  Adolor, Inc. is a biopharmaceutical company incorporated in Delaware. It is located at 700 Pennsylvania Drive, Exton, PA 19341. It is a biopharmaceutical company focused on the development and commercialization of novel prescription pain and pain-

management products. Adolor’s stated mission is to provide enhanced relief for the millions of people who suffer from pain and pain-related conditions each year. Adolor’s first commercial product, ENTEREG® (alvimopan), is a small molecule, peripherally-acting mu opioid receptor antagonist intended to block the adverse side effects of opioid analgesics, like morphine, on the gastrointestinal (GI) tract without interfering with central nervous system (CNS) mediated analgesia. ENTEREG is the first, and only, FDA-approved therapy for the management of delayed GI recovery following bowel resection surgery. The product is specifically indicated to accelerate upper and lower GI recovery following partial large or small bowel resection surgery with primary anastomosis. Adolor, in collaboration with GlaxoSmithKline (“GSK”), launched ENTEREG in the United States in mid-2008. On June 14, 2011, Adolor announced that it had entered into an agreement with GSK to reacquire all rights to ENTEREG and assume full control of the promotional effort. The transaction closed on August 31, 2011. The Company also is developing ADL5945, a small molecule, potent peripherally-acting mu opioid receptor antagonist intended to block the adverse effects of opioid analgesics on the GI tract without affecting analgesia, to treat chronic opioid-induced constipation (OIC). Phase 2 trials of ADL5945 demonstrated statistically significant and clinically relevant efficacy in patients suffering from OIC. The Company expects to initiate a Phase 3 program with ADL5945 in early 2012. The Company’s common stock is traded on NASDAQ under the symbol “ADLR.” As of July 15, 2011, the Company had approximately 46,464,484 hares of common stock outstanding.

8.                                       Defendant David Madden (“Madden”) joined Adolor as a Director in January 2000 and was elected Chairman of the Board in May 2005. He served as Adolor’s Interim President and Chief Executive Officer from August 2005 to December 2006. He is a Founder and Principal with Narrow River Management, LP, an investment management company with a focus on equity investments in the emerging pharmaceutical industry.

9.             Defendant Michael R. Dougherty (“Dougherty”) was named President and Chief Executive Officer and appointed a member of the Board of Directors in December of 2006. He served as Senior Vice President, Chief Operating Officer and Treasurer from October 2005 until December 2006. From April 2003 until October 2005, he was Chief Financial Officer. He joined Adolor as its Senior Vice President of Commercial Operations in November 2002.

10.           Defendant Armando Anido (“Anido”) has been a Director since August 2003. He serves as Chief Executive Officer and President of Auxilium Pharmaceuticals, Inc., a publicly-traded specialty biopharmaceutical company focused on developing and marketing products to urologists, endocrinologists, orthopedists and select primary care physicians.

11.           Defendant Georges Gemayel, Ph.D. (“Gemayel”) has served as a Director for Adolor since April 2007. From April 2010 to October 2010, Dr. Gemayel served as Executive Chairman of FoldRx Pharmaceuticals, Inc., a privately held drug discovery and clinical development company that was acquired by Pfizer Inc. From June 2008 until November 2009, Dr. Gemayel served as President, Chief Executive Officer and a Director of Altus Pharmaceuticals Inc., a publicly-traded pharmaceutical company.

12.           Defendant Paul Goddard, Ph.D. (“Goddard”) has been a Director since October 2000. He served as a consultant for Adolor from August 2003 to July 2005. In 2003, Dr. Goddard joined ARYx Therapeutics, Inc., a publicly-traded product-based biopharmaceutical company, as the Chairman of the Board and in April 2005 was appointed as Chief Executive Officer.

13.           Defendant George V. Hager, Jr. (“Hager”) has been a Director since July 2003. He serves as Chairman and Chief Executive Officer of Genesis HealthCare, a provider of healthcare and support services to the elderly which was spun off by Genesis Health Ventures, Inc. in 2003.

14.           Defendant Guido Magni, MD, Ph.D. (“Magni”) has been a Director since June 2008. In the last 20 years, Dr. Magni has held senior positions in the drug development departments of Wyeth Ayerst and F. Hoffmann-La Roche.

15.           Defendant Claude H. Nash, Ph.D. (“Nash”) has been a Director since January 2000. He currently is President of Nash Consulting LLC, which is focused on advising start-up companies. From 2007 to 2010, he was Chairman of the Board of Directors of Bloodstone Ventures, plc, a United Kingdom Company focused on working with universities to start new companies, and he previously served as Chief Executive Officer and Chairman of Bloodstone from August 2007 through December 2007.

16.           Defendant Donald E. Nickelson (“Nickelson”) has been a Director since September 2003. He is Chairman of the Board and Interim President and CEO of Cross Match Technologies, Inc., a leading provider of biometric identity management systems. He also is Vice Chairman and Director of Harbour Group Industries Inc., a leveraged buy-out firm, Chairman of the Board of Advisor of Celtic Therapeutics and serves on the Advisory Board of Celtic Pharmaceutical Holdings, L.P. and is a director at several private companies.

17.           The Defendants named in paragraphs 8-16 are sometimes referred to herein as the “Individual Defendants” or the “Director Defendants.”

18.           The Director Defendants owe fiduciary duties including good faith, loyalty, fair dealing, due care and candor to Adolor and its shareholders.

19.           The Director Defendants, by reason of their corporate directorships and/or executive positions, are fiduciaries to and for the Company’s stockholders, which fiduciary relationship required them to exercise their best judgment, and to act in a prudent manner and in the best interests of the company’s stockholders.

20.           Each Director Defendant herein issued in their capacity as an officer and/or director of the Company, and the liability of each arises from the fact that he or she has engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

21.           Defendant Cubist Pharmaceuticals, Inc. (“Cubist”), headquartered in Lexington, Massachusetts, is a biopharmaceutical company focused on the research, development, and commercialization of pharmaceutical products that address unmet medical needs in the acute care environment. Cubist is traded on the Nasdaq under the symbol “CBST.”

22.           Defendant FRD Acquisition Corporation (the “Merger Sub”), is a Delaware corporation and a wholly-owned subsidiary of Cubist. Cubist and Merger Sub are sometimes collectively referred to herein as the “Cubist Defendants.”

JURISDICTION AND VENUE

23.           The Court has jurisdiction over this matter under 42 Pa. C.S. § 5301 and 42 Pa. C.S. § 5301. Adolor is headquartered in Exton, PA. The Individual Defendants are either domiciled in the Commonwealth of Pennsylvania or have transacted business in the Commonwealth of Pennsylvania. Cubist transacts business in the Commonwealth of Pennsylvania and has a continuous and systematic presence in the Commonwealth of Pennsylvania. In addition, each of the Defendants engaged in wrongdoing causing harm in the Commonwealth of Pennsylvania.

24.           Venue is proper under Pa. R.C.P. 1006 because Adolor is headquartered in Chester County and the wrongdoing alleged herein occurred in Chester County.

SUBSTANTIVE ALLEGATIONS

25.           Adolor’s first commercial product, ENTEREG, is a small molecule, peripherally-acting mu opioid receptor antagonist intended to block the adverse side effects of opioid analgesics, like morphine, on the gastrointestinal (GI) tract without interfering with central nervous system (CNS) mediated analgesia. ENTEREG is the first, and only, FDA-approved therapy for the management of delayed GI recovery following bowel resection surgery. The product is specifically indicated to accelerate upper and lower GI recovery following partial large or small bowel resection surgery with primary anastomosis. Adolor, in collaboration with GlaxoSmithKline (GSK), launched ENTEREG in the United States in mid-2008. On June 14, 2011, Adolor announced that it had entered into an agreement with GSK to reacquire all rights to ENTEREG and assume full control of the promotional effort. The transaction closed on August 31, 2011. The Company also is developing ADL5945, a small molecule, potent peripherally-acting mu opioid receptor antagonist intended to block the adverse effects of opioid analgesics on the GI tract without affecting analgesia, to treat chronic opioid-induced constipation (OIC). Phase 2 trials of ADL5945 demonstrated statistically significant and clinically relevant efficacy in patients suffering from OIC. Adolor expects to initiate a Phase 3 program with ADL5945 in early 2012.

26.           On April 28, 2011, Adolor reported positive first quarter results with respect to sales of ENTEREG and the Phase Two trial of ADL5945. Defendant Dougherty stated:

“The first quarter saw steady progress across the board at Adolor.”[] “Enrollment has progressed well in our Phase 2 clinical program for ADL5945 in OIC and we are on-track to report the results of our studies in the third quarter of this year. Commercially, ENTEREG net sales growth continued, increasing over 40 percent compared to the same period last year. We expect continued growth in 2011 as independent medication use evaluations and other ENTEREG outcomes studies continue to drive physician interest in this product.”

27.           The positive news continued in the second quarter, with the Company reporting on July 27, 2011 a 31% increase in net sales from the second quarter of 2010. The Company commented that the “increase in net sales was driven primarily by an increase in the number of hospitals ordering ENTEREG and increased penetration within existing hospital customers, as well as the impact of pricing changes since the first quarter of 2010. Defendant Dougherty stated:

“The second quarter was highlighted by continuing growth in ENTEREG sales and, of course, our agreement with GSK to assume full ownership of the product,” [] “We enter the second half of 2011 with positive momentum and look ahead to an important milestone for our Company, the reporting of data in August for ADL5945 in our phase 2 program in chronic OIC.”

28.           On the heels of the second quarter results, on August 10, 2011, the Company announced “positive, statistically significant top line results from its two Phase 2 studies of ADL5945 in chronic non-cancer pain patients with opioid-induced constipation (OIC).” Commenting on the results, Defendant Dougherty stated:

“Our Phase 2 program achieved all of our objectives and validates our view that ADL5945 is a potentially important drug for patients suffering from OIC and related GI symptoms.” [] “Adolor has extensive experience in this therapeutic area that we will continue to leverage as we now focus on the Phase 3 program. There has been significant interest in ADL5945 and we look forward to sharing these data and initiating pivotal studies as expeditiously as possible.”

29.           Thereafter, on September 6, 2011, the Company announced that it has completed its reacquisition of al rights to ENTEREG from GlaxoSmithKline (GSK). In doing so, Adolor would now reap all of the financial benefits from the increasing sales of ENTEREG.

30.           Against this backdrop, investors were stunned on October 24, 2011 when Adolor and Cubist jointly announced they had entered into a definitive merger agreement whereby Cubist would acquire all outstanding shares of Adolor. The press release states in relevant part:

Lexington, Mass., and Exton, Pa., October 24, 2011 — Cubist Pharmaceuticals, Inc. (NASDAQ: CBST) and Adolor Corporation (NASDAQ: ADLR) today announced that they have signed a definitive agreement under which Cubist will acquire all of the outstanding shares of Adolor for $4.25 per share in cash, or approximately $190 million on a fully-diluted basis, net of Adolor’s third quarter 2011 cash balance. In addition to the upfront cash payment, each Adolor stockholder will receive one Contingent Payment Right (CPR), entitling the holder to receive additional cash payments of up to $4.50 for each share they own if certain regulatory approvals and/or commercialization milestones for ADL5945 are achieved. The total transaction is valued at up to $415 million, net of Adolor’s third quarter 2011 cash balance, and is expected to be accretive in 2012.

Under the agreement, Cubist will commence a tender offer to purchase all of the outstanding shares of Adolor for the upfront cash payment and a CPR. The transaction, which has been unanimously approved by the Boards of Directors of both companies, is expected to close in the fourth quarter of 2011.

Adolor markets ENTEREG® (alvimopan), the first and only FDA-approved therapy to accelerate the time to upper and lower gastrointestinal recovery following partial large or small bowel resection surgery with primary anastomosis. ENTEREG is an oral, peripherally-acting mu opioid receptor antagonist. Cubist, with its focus on addressing acute care and hospital needs, will leverage its existing commercial operations to promote ENTEREG. Launched in 2008, ENTEREG generated more than $25 million in U.S. sales in 2010 and $15.7 million through June 30, 2011. Cubist anticipates peak ENTEREG sales of over $100 million annually.

Adolor’s lead development program is ADL5945, an oral, peripherally-restricted mu opioid receptor antagonist. It is currently in development for the treatment of chronic opioid induced constipation (OIC), a growing, multi-billion dollar, currently underserved market. Adolor announced positive Phase 2 data for ADL5945 in August 2011 and Phase 3 trials are expected to be initiated in 2012. Cubist plans to retain certain U.S. and specialty rights while seeking a partner to assist with ex-U.S. and primary care commercialization.

“This transaction is an excellent strategic fit for Cubist and the latest milestone in what has been a transformational year for the company,” said Cubist President and Chief Executive Officer Michael Bonney. “ENTEREG is a first-in-class therapy with strong growth potential, and we believe our experienced sales force and strong commercial platform will realize the potential of this important hospital product. With the addition of ADL5945, Cubist will have a truly outstanding late-stage pipeline with three strong candidates addressing significant markets. We are excited about the acquisition of Adolor and believe it will deliver significant value to our shareholders, hospital customers, and patients.”

Michael Dougherty, Adolor’s President and Chief Executive Officer, stated, “This transaction delivers significant immediate value to Adolor stockholders, as well as potential future value through the CPRs. Cubist shares our commitment to patients and their health care providers, and we expect that ENTEREG and ADL5945 will benefit from Cubist’s proven track record and larger platform in development and commercialization.”

Terms of the CPR call for additional cash payments of up to $4.50 per CPR. The CPR will entitle each Adolor stockholder to receive up to $3.00 per share if ADL5945 receives regulatory approval in the U.S. and up to $1.50 per share if ADL5945 receives regulatory approval in the European Union, in both instances prior to July 1, 2019. In each case, the size of the payment would depend on the parameters of the approval. The CPR will not be publicly traded.

31.           The Proposed Transaction is unfair and significantly undervalues the Company. Significantly, at least one Yahoo! Finance analyst has set a price target of $8.00 per share for Adolor stock with the low target still coming in above the current valuation of the deal at $4.25 per Adolor share.

32.           In addition, the joint press release expressly acknowledged that the Proposed Transaction is calculated to benefit Cubist. Specifically, the press release provides, in pertinent part, as follows:

“This transaction is an excellent strategic fit for Cubist and the, latest milestone in what has been a transformational year for the company,” said Cubist President and Chief Executive Officer Michael Bonney. “ENTEREG is a first-in-class therapy with strong growth potential, and we believe our experienced sales force and strong commercial platform will realize the potential of this important hospital product. With the addition of ADL5945, Cubist will have a truly outstanding late-stage pipeline with three strong candidates addressing significant markets. We are excited about the acquisition of Adolor and believe it will deliver significant value to our shareholders, hospital customers, and patients.”

33.         Moreover, while Cubist and Adolor focus on the potential worth of the Proposed Transaction, it is clear that as currently structured, Adolor shareholders are only guaranteed

$4.25 per share. In fact, more than half of the potential deal is tied up in a Contingent Payment Rights Agreement (“CPR”) that offers little solace to Adolor shareholders of fruition years from now.

34.         Specifically, the Merger Agreement provides that each holder of a CPR is entitled to receive the following cash payments only upon the following events:

FDA Approval

•              $3.00 per CPR payable if ADL 5945 is approved on or before July 1, 2019 and is the first oral monotherapy treatment for opioid induced constipation (“OIC”) approved by the FDA without a maximum day limitation, or, if not the first approved product, is approved with a label that does not competitively disadvantage ADL 5945 relative to other FDA-approved OIC products (such approval, the “FDA Preferred Product Label Approval”).

•              This $3.00 amount will be reduced by $1.75 to $1.25 if ADL5945 is not the first approved product and is approved with a label that puts ADL 5945 at a competitive disadvantage relative to other FDA-approved OIC products.

European Medicines Agency (“EMA”) Approval

•              $1.50 per CPR payable if ADL5945 is approved on or before July 1, 2019 and is the first oral monotherapy treatment for OIC approved by the EMA without a maximum day limitation, or, if not the first approved product, is approved with a label that does not competitively disadvantage ADL 5945 relative to other EMA-approved OIC products (such approval, the “EMA Preferred Product Label Approval”).

•              This $1.50 amount will be reduced by $1.00 to $0.50 if ADL5945 is not the first approved product and is approved with a label that puts ADL 5945 at a competitive disadvantage relative to other EMA-approved OIC products.

Sales Milestones

If either the FDA Preferred Product Label Approval or the EMA Preferred Product Label Approval is not obtained by July 1, 2019, then each holder of a CPR is entitled to receive the following cash payments:

•              If neither the FDA Preferred Product Label Approval nor the EMA Preferred Product Label Approval is obtained, then each holder of a CPR is entitled to receive $1.50 upon ADL 5945 achieving $400,000,000 in cumulative net sales over a specified period, and an additional $1.25 upon ADL 5945 achieving $800,000,000 in cumulative net sales over a specified period.

•              If EMA Preferred Product Label Approval is obtained but FDA Preferred Product Label Approval is not obtained, then each holder of a CPR is entitled to receive $0.50 upon ADL 5945 achieving $400,000,000 in cumulative net sales over a specified period, and an additional $1.25 upon ADL 5945 achieving $800,000,000 in cumulative net sales over a specified period.

•              If FDA Preferred Product Label Approval is obtained, but EMA Preferred Product Label Approval is not obtained, then each holder of a CPR is entitled to receive $1.00 upon ADL 5945 achieving $800,000,000 in cumulative net sales over a specified period.

35.             Significantly, the CPR Agreement provides that the CPR is nontransferable except under very limited circumstances such as on death of a holder by will or intestacy. In addition, the CPR carries no voting or dividend rights and no interest will accrue on any amount payable on the CPRs. Thus, shareholders have no choice but to sit and wait possibly many years for the possibility that they will receive somewhere between $0 and $4.50 for each CPR they hold.

36.           Clearly, the process to obtain the full CPR value is fraught with significant hurdles, including significant ones not in the control of Cubist. ADL 5945 must receive full approval from the FDA and EMA by July 1, 2019 and be the first oral monotherapy treatment for opioid induced constipation (“OIC”) approved by the FDA and EMA without a maximum day limitation, or, if not the first approved product, be approved with a label that does not competitively disadvantage ADL 5945 relative to other FDA-approved or EMA-approved OIC products.

37.           Indeed, review of the reaction to the deal further emphasizes the illusory nature of the CPR. Since the announcement, the stock price has hovered no more than $.45 over the current cash value of $4.25 a share. The market is clearly placing a significant discount on the CPR and any perceived “benefit” they may bring years down the line.

38.           As such, the Proposed Transaction will allow Cubist to purchase Adolor at an unfairly low price while availing itself of Adolor’s significant value and upside or long-term potential.

PRECLUSIVE DEAL PROTECTION DEVICES

39.           The Merger Agreement contains certain provisions that unduly benefit Cubist by making an alternative transaction either prohibitively expensive or otherwise impossible. For example, the Merger Agreement contains a termination fee provision that requires Adolor to pay $10 million to Cubist if the Merger Agreement is terminated under certain circumstances. For instance, under one scenario, Adolor must pay this fee even if it consummates any Acquisition

Proposal (as defined in the Merger Agreement) within 9 months following the termination of the Merger Agreement.

40.           In contrast, the Merger Agreement does not require Cubist to pay a reciprocal termination fee to Adolor under any circumstances.

41.           The termination fee payable under this provision will make the Company that much more expensive to acquire for potential purchasers, while resulting in a corresponding decline in the amount of consideration payable to Adolor shareholders.

42.           The Merger Agreement also contains a “no solicitation” provision that restricts Adolor from considering alternative acquisition proposals by, inter alga, constraining Adolor’s ability to solicit or communicate with potential acquirers or consider their proposals. Specifically, the provision prohibits the Company from soliciting any alternative proposal after a defined time period, but permits the Board to consider a “Acquisition Proposal” if it constitutes or is reasonably calculated to lead to a “Superior Proposal” as defined in the Merger Agreement.

43.           Moreover, the Agreement further reduces the possibility of a topping offer from an unsolicited purchaser. Here, Defendants agreed to provide Cubist information in order to match any other offer, thus providing the Cubist access to the unsolicited bidder’s financial information and giving the Cubist the ability to top the superior offer. Thus, a rival bidder is not likely to emerge with the cards stacked so much in favor of Cubist.

44.           Moreover, in conjunction with entering into the Proposed Transaction, all of the Company’s directors and executive officers entered into a Tender and Voting Agreement with Cubist and Merger Sub (the “Voting Agreement”) pursuant to which each such director and executive officer agreed, among other things, to tender all shares of Common Stock beneficially owned by each such party in the Tender Offer and to be subject to additional restrictions with respect to each such party’s shares of Common Stock prior to the closing of the Merger.

45.           As a result of defendants’ conduct, Adolor’s public shareholders have been and will continue to be denied the fair process and arms-length negotiated terms to which they are entitled in a sale of their Company. The consideration offered in the Proposed Transaction does not reflect the true inherent value of the Company. Indeed, the defendants have effectuated a merger with one buyer, by negotiating with one buyer and by ensuring, via the protective mechanisms contained within the Merger Agreement, that there will be no other buyers and/or offers for the Company

THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

46.           In any situation where the directors of a publicly traded corporation undertake a transaction that will result in either a change in corporate control or a break-up of the corporation’s assets, the directors have an affirmative fiduciary obligation to act in the best interests of the company’s shareholders, including the duty to obtain maximum value under the circumstances. To diligently comply with these duties, the directors may not take any action that:

(a)           adversely affects the value provided to the corporation’s shareholders;

(b)           will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

(c)           contractually prohibits them from complying with their fiduciary duties; and/or

(d)           will provide the directors, executives or other insiders with preferential treatment at the expense of, or separate from, the public shareholders, and place their own pecuniary interests above those of the interests of the company and its shareholders.

47.           In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of Adolor, are obligated to refrain from:

(a)           participating in any transaction where the directors’ or officers’ loyalties are divided;

(b)           participating in any transaction where the directors or officers are entitled to receive a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c)           unjustly enriching themselves at the expense or to the detriment of the public shareholders.

48.           Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, violated, and are violating, the fiduciary duties they owe to Plaintiff and the other public shareholders of Adolor, including their duties of loyalty and due care.

49.           As a result of these breaches of fiduciary duty, the Company’s public shareholders will not receive adequate or fair value for their common stock in the Proposed Transaction.

CLASS ACTION ALLEGATIONS

50.           Plaintiff brings this action individually and as a class action pursuant to Pa. R.C.P. 1701-16 on behalf of all holders of Adolor common stock who are being and will be harmed by the Defendants’ actions, described herein (the “Class”). Excluded from the Class are Defendants and any person, firm, trust, corporation or other entity related to or affiliated with any Defendant.

51.           This action is properly maintainable as a class action because, inter alia:

(a)           The Class is so numerous that joinder of all members is impracticable. Adolor’s stock is publicly traded on the NASDAQ and as of July 15, 2011, the Company had

approximately 46,464,484 shares of common stock outstanding. Plaintiff believes that there are hundreds if not thousands of holders of such shares. Moreover, the holders of these shares are geographically dispersed throughout the United States;

(b)           There are questions of law and fact which are common to the Class including, inter alia: (i) whether the Proposed Transaction is unfair to the Class, in that the price is inadequate and is not the fair value that could be obtained under the circumstances; (ii) whether the Cubist Defendants aided and abetted the Individual Defendants’ breaches of fiduciary duty; and (iii) whether the Class is entitled to injunctive relief and/or damages as a result of the wrongful conduct committed by Defendants;

(c)           Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of Plaintiff are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class;

(d)           The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests; and

(e)           Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

FIRST COUNT

Breach of Fiduciary Duty against the Individual Defendants

52.           Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

53.           As alleged herein, the Individual Defendants have initiated a process to sell Adolor and therefore have fiduciary obligations to maximize shareholder value. The Individual Defendants have violated their fiduciary duties of care and loyalty owed to the public shareholders of Adolor by agreeing to a transaction that undervalues the Company without sufficiently informing themselves of Adolor’s value, or having disregarded the true value of the Company.

54.           The Proposed Transaction is structured to favor the interests of Cubist to the detriment of Plaintiff and others similarly situated and is the product of a flawed process.

55.           The Individual Defendants have breached their fiduciary duties in connection with a proposed sale of the Company because, among other reasons:

(a)                                  they failed to properly value the Company;

(b)                                 they failed to take steps to maximize the value of Adolor for its public shareholders;

(c)                                  they agreed to terms in the Merger Agreement and other terms that favor Cubist and deter competing bids; and

(d)                                 they submitted to the interests of Cubist rather than the interests of Adolor’s public shareholders.

56.           Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the other members of the Class, and may consummate the Proposed Transaction, which will deprive the Class of its fair proportionate share of Adolor’s valuable assets and business, to the irreparable harm of the Class.

57.           Plaintiff and the other members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury that the Individual Defendants’ actions threaten to inflict.

SECOND COUNT

Aiding and Abetting the Board’s Breaches of Fiduciary Duty
Against the Cubist Defendants

58.           Plaintiff incorporate each and every allegation set forth above as if fully set forth herein.

59.           The Cubist Defendants knowingly assisted the Individual Defendants’ breaches of fiduciary duty in connection with the Proposed Transaction, which, without such aid, would not have occurred. In connection with discussions regarding the Proposed Transaction, the Cubist Defendants obtained sensitive non-public information concerning Adolor’s operations and thus had the advantage to acquire the Company at an unfair price.

60.           As a result of this conduct, Plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their shares.

61.           Plaintiff and the members of the Class have no adequate remedy at law.

WHEREFORE, Plaintiff demands judgment against Defendants, jointly and severally as follows:

a.             Declaring that this action is properly maintainable as a class action and certifying Plaintiff as the Class representative;

b.             Enjoining Defendants from proceeding with the Proposed Transaction;

c.             Directing the Individual Defendants to exercise their fiduciary duties to maximize shareholder value in any proposed sale of the Company;

d.             Declaring the deal protections in the Merger Agreement invalid and unenforceable, or in the alternative, amending the deal protections as necessary to ensure a full and fair sale process for the benefit of the Class;

e.             Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ fees and experts’ fees; and

f.              Granting such other and further relief as this Court may deem just and proper.

October 31, 2011	BRODSKY & SMITH, LLC

/s/ Evan J. Smith
Evan J. Smith
Marc L. Ackerman
Two Bala Plaza, Suite 602
Bala Cynwyd, PA 19004
(610) 667-6200
(610) 667-9029 (fax)
Attorneys for Plaintiff